FILE NO. 333-145588
FILED UNDER RULE 424(b)(3)
PROSPECTUS SUPPLEMENT
To Prospectus dated December 19, 2007
ORION MARINE GROUP, INC.

     This prospectus supplement supplements the prospectus dated December 19, 2007, relating to the resale of up to 20,949,196 shares of our common stock by certain of our shareholders. The prospectus was filed as part of our Registration Statement on Form S-1 (No. 333-145588).
Orion Marine Group Announces New Corporate Management Structure
     On December 21, 2007, we announced a new corporate management structure aimed at better aligning us overall for future growth. Under the new structure, geographic operating areas have been established to provide a more uniform approach to servicing our customers. Additionally, we have established an executive corporate management infrastructure to help support the demand of operating as a public company.
     As part of this new management structure, Elliott Kennedy has been named Executive Vice President — Gulf Coast Region to oversee operations throughout the Gulf Coast area and Jim Rose has been named Executive Vice President — Atlantic Seaboard & Caribbean to oversee all operations along the Florida and Atlantic coasts as well as the Caribbean region.
     Elliott Kennedy has served in various management positions with us since 1994. From 1992 to 1994, Mr. Kennedy served as Project Manager for Triton Marine. Prior to joining Triton, Mr. Kennedy served as Estimator/Project Manager for the Insite Division of Nustone Surfacing, Inc. From 1983 to 1989, he was Owner/Project Manager/Estimator of E.J. Kennedy Design Construction. From 1980 to 1983, Mr. Kennedy was Project Manager/Superintendent for Infinity Construction.
     Jim Rose has served in various management positions with us since 2005. From 2002 to 2005, Mr. Rose served as Project Engineer and Project Manager for Granite Construction Company. From 2001 to 2002, Mr. Rose served as Project Engineer and Project Manager for Misener Marine.
     Mike Pearson, our President and CEO said, “Both Elliott and Jim have a wealth of experience in the heavy civil marine construction area and are key members overseeing subsidiaries of the Orion Marine Group team. Their experience and expertise will serve the Company well as we continue to grow and expand across these regions.”
     Additionally, Mark Stauffer has been named Executive Vice President & Chief Financial Officer. Mark has served as our Chief Financial Officer since 1999. Prior to joining us, Mr. Stauffer served in various capacities at Coastal Towing, Inc. from 1986 to 1999, including Vice President & Chief Financial Officer, Vice President-Finance, Controller, Accounting Manager and Staff Accountant. Mr. Stauffer is a Certified Public Accountant.
     “Mark is an essential member of our management team and has been instrumental in getting the Company to this point.” said Mr. Pearson, “I am confident of his abilities to help guide the Company into the future.”

     Additionally, we recently named Cabell Acree as our Vice President, General Counsel and Secretary. Mr. Acree brings astute legal experience as he establishes our in house legal programs. Prior to joining us, Mr. Acree served as Senior Vice President, General Counsel and Secretary of Exopack, LLC from 2002 to 2006; Senior Counsel to PCS Nitrogen, Inc. from 1997 to 2002; Assistant General Counsel to Arcadian Corporation from 1994 to 1997; and as an associate attorney with Bracewell and Giuliani from 1985 to 1993. Mr. Acree is a member of the Bar in Texas, South Carolina, Tennessee and the District of Columbia.
     Further developing our corporate infrastructure is the addition of Karen Stempinski who was recently named our Director of Accounting and brings a tremendous amount of experience in accounting from Sterling Construction Company, Inc. and it predecessors. Ms. Stempinski had been in the Sterling corporate office from 1990 to 2007 and served in various accounting and finance roles including Treasurer, Vice President, Corporate Controller & Assistant Secretary. Among other things, Ms. Stempinski is responsible for our consolidated accounting and external reporting.
     Additionally, we recently named Chris DeAlmeida as our Director of Investor Relations. Mr. DeAlmeida is responsible for establishing and maintaining our relationships with investors, analysts, the financial community, and the media. Mr. DeAlmeida joins us from the Investor Relations team at Continental Airlines and has held various roles in finance and accounting prior to his role at Continental.
     Also Greg Matthews was named our Vice President Project Controls & Estimating. Mr. Matthews has been with us since 2006 and brings extensive knowledge and expertise in project controls and estimating systems through various roles such as Vice President Worldwide Project Controls at Global Industries, Director of Project Controls for Enron Transportation Services and various other management positions since 1988.
     Mike Pearson, our President and CEO said, “I am excited about these additions to our corporate team. As we have with our operations, establishing a strong foundation in the corporate team is essential to building a stable long term growth Company. These additions help build our legal, finance and external relationships and provide a solid foundation for the future”.
     Orion Marine Group, Inc. provides a broad range of marine construction and specialty services on, over and under the water along the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin and acts as a singlesource turnkey solution for its customers’ marine contracting needs. Its heavy civil marine construction services include marine transportation facility construction, dredging, repair and maintenance, bridge building, marine pipeline construction, as well as specialty services. Its specialty services include salvage, demolition, diving, surveying, towing and underwater inspection, excavation and repair. The Company is headquartered in Houston, Texas and has a 70-year legacy of successful operations.

     Investing in our common stock involves risks. You should read the section of our Prospectus entitled “Risk Factors” beginning on page 10 for a discussion of certain risk factors that you should consider before investing in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     You should rely on information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. Neither we nor the selling shareholders have authorized anyone to provide you with different information. The shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

December 28, 2007